UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Vivint Smart Home, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

928542109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons Solamere V Investment, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,702,555
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,702,555

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,702,555
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.99%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 214,693,613 shares of Common Stock outstanding as of January 18, 2023 as reported on the Issuer’s Schedule 14C, filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2023.

CUSIP No.	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Solamere Capital Fund II, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,702,555
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,702,555

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,702,555
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.99%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 214,693,613 shares of Common Stock outstanding as of January 18, 2023 as reported on the Issuer’s Schedule 14C, filed with the SEC on January 20, 2023.

CUSIP No.	13G	Page 4 of 8 Pages

1.	Names of Reporting Persons Solamere Capital Fund II GP, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,702,555
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,702,555

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,702,555
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.99%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 214,693,613 shares of Common Stock outstanding as of January 18, 2023 as reported on the Issuer’s Schedule 14C, filed with the SEC on January 20, 2023.

1.	Names of Reporting Persons Solamere Group, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,702,555
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,702,555

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,702,555
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.99%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 214,693,613 shares of Common Stock outstanding as of January 18, 2023 as reported on the Issuer’s Schedule 14C, filed with the SEC on January 20, 2023.

Item 1(a).	Name of Issuer:

Vivint Smart Home, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4931 North 300 West Provo, Utah, 84604

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1. Solamere V Investment, LLC (“Solamere V”)

2. Solamere Capital Fund II, LP (“Solamere Capital”)

3. Solamere Capital Fund II GP, LP (“Solamere GP”)

4. Solamere Group, LLC (“Solamere Group”)

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is as follows: 137 Newbury Street, 7th Floor Boston, Massachusetts 02116

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

928542109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a)   Amount beneficially owned:

See response to Item 9 on each cover page.

(b)  Percent of Class:

See response to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

CUSIP No.	13G	Page 7 of 8 Pages

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Solamere V directly holds 10,702,555 shares of Common Stock, or 4.99% of the outstanding shares of Common Stock, based on 214,693,613 shares of Common Stock outstanding as of January 18, 2023 as reported on the Issuer’s Schedule 14C, filed with the SEC on January 20, 2023.

Solamere Capital is the managing member of Solamere V. Solamere GP is the general partner of Solamere Capital and Solamere Group is the general partner of Solamere GP. Any action by Solamere Group with respect to the Issuer or the Issuer’s securities held by the Reporting Persons, including voting and dispositive decisions, requires at least a majority vote of its managing members, Taggart M. Romney, Eric F. Scheuermann, and Spencer J. Zwick, each of whom disclaim beneficial ownership of the reported securities. The filing of this Statement shall not be construed as an admission that any of the aforementioned is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

SOLAMERE V INVESTMENT, LLC

BY: SOLAMERE CAPITAL FUND II, LP
ITS: MANAGING MEMBER

BY: SOLAMERE CAPITAL FUND II GP, LP
ITS: GENERAL PARTNER

BY: SOLAMERE GROUP, LLC
ITS: GENERAL PARTNER

By:	/s/ Eric F. Scheuermann
Name:	Eric F. Scheuermann
Title:	Managing Member

SOLAMERE CAPITAL FUND II, LP

BY: SOLAMERE CAPITAL FUND II GP, LP
ITS: GENERAL PARTNER

BY: SOLAMERE GROUP, LLC
ITS: GENERAL PARTNER

By:	/s/ Eric F. Scheuermann
Name:	Eric F. Scheuermann
Title:	Managing Member

SOLAMERE CAPITAL FUND II GP, LP

BY: SOLAMERE GROUP, LLC
ITS: GENERAL PARTNER

By:	/s/ Eric F. Scheuermann
Name:	Eric F. Scheuermann
Title:	Managing Member

SOLAMERE GROUP, LLC

By:	/s/ Eric F. Scheuermann
Name:	Eric F. Scheuermann
Title:	Managing Member

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of February 12, 2021 by and among Solamere V Investment, LLC, Solamere Capital Fund II, LP, Solamere Capital Fund II GP, LP, Solamere Group, LLC (incorporated by reference to Exhibit A to that certain Schedule 13G filed on February 12, 2021 by the Reporting Persons with the Securities and Exchange Commission).